September 23, 2004

Jeffrey P. Riedler, Assistant Director

Securities & Exchange Commission

450 Fifth Street N.W.

Washington DC 20549

Attn: Zafar Hasan, Esq., Attorney-Advisor

Re:	BioVest International, Inc.
Preliminary Proxy Statement on Form 14A, Filed September 13, 2004;
File No. 0-11480

Dear Mr. Hasan:

Thank you for your letter dated September 21, 2004 addressed to James McNulty, CPA, the CFO of BioVest. That letter has been referred to me, as BioVest’s Director of Legal Affairs, for response. I will attempt to address each of your comments in the order that they were presented.

1. Assuming we can complete the final comments from the Staff, our Transfer Agent, American Stock Transfer, is prepared to mail this Proxy to shareholders on or before October 1, 2004.

2. We have added the following disclosure when discussing the quorum and voting requirements, and within the text of each proposal up for vote:

Since Accentia, Inc. is the holder of approximately 77% of the outstanding common stock of the Company, its presence at the Annual Meeting in person or by Proxy guarantees that a quorum will be present. The vote of Accentia’s stock on the matters to be voted upon will be sufficient for passage or defeat of those matters.

3. The purpose of the meeting is not only to conduct the necessary corporate business, but also to provide a forum for interaction with all shareholders to discuss the Company’s ongoing business activities, plans for the future, etc.

4. The reasons stated in the disclosure apply both to the Common and Preferred stock which the Board has recommended be authorized. We have clarified this disclosure to refer to both classes of stock when discussing the purposes for which this authorization is sought.

5. We have amended the disclosures in our Schedule 14(A) filing to include a full description of both the Common and Preferred stock as required by Item 11(b).

6. We have amended this disclosure to indicate that such an amendment shall be filed with the Delaware Secretary of State, Division of Corporations.

7. We have amended the disclosures to incorporate the audited financial information and other information required by Item 13(a) by reference to our 10-KSB for the year ended September 30, 2003, which shall be distributed to all shareholders along with the Proxy.

Corporate Headquarters • 8500 Evergreen Blvd. NW Minneapolis MN 55433

763-786-0302 • Fax 763-786-0915

8. We have amended the discussion of Proposal #2 to further explain the reasons why the Board feels that the elimination of the classified Board system is advantageous and will allow us to more easily attract qualified directors. The language discussing this proposal now reads as follows:

The Board at a regular meeting amended the Company’s Bylaws to expand the maximum number of directors permitted from seven to thirteen and to eliminate classes of Directors provided Article 6 is amended as proposed herein. The Board of Directors feels that the ability to attract and retain experienced members of the Board is extremely important in successfully governing the Company in the short and long term and to meet our long-term goals. In the past the commitment to serving the multi-year terms required by the classified director system has increased the difficulty attracting qualified and capable individuals ; it is believed that a one-year commitment will be less burdensome and may allow qualified and experienced individuals to more readily agree to become involved on our Board. By eliminating the classified Board system, all Directors will stand for election as a slate at each Annual Meeting for one-year terms. The Company has a nominating committee of the Board consisting of independent members which we believe will support the selection of qualified board candidates. Eliminating the classified Board in favor of a group of directors that can work together is believed by management to help accomplish of goal of attracting and selecting qualified board candidates. Because there has been no election of Directors for the past three years, the original terms of all Directors have expired and all Directors are effectively serving one-year terms, as all Director positions would be up for election at this Annual Meeting even under the previous Classified Board system.

9. We believe that the effect of all charter and bylaw revisions is fully discussed in the revised disclosure, and that no applicable portion of Item 19 requires any additional disclosures.

10. We have amended the disclosure to comply with the requirements of Item 7 by augmenting the biographical information to indicate the dates on which our Directors assumed those directorships, ensuring that the biographical information indicates positions held for at least the past five years, and disclosure of any positions held with affiliated or related entities. We believe that the disclosure now provides the information required by Item 7, including the disclosures required by Items 401 and 404.

11. As discussed above, BioVest has not held an annual meeting since 2001. As a result, the prescribed terms of all existing Board members of all classes have expired, and pursuant to the Bylaws all directors must be elected at the next annual meeting. Thus, this is an opportune time to make the change to eliminate the classified Board without diminishing the tenure of any elected Director.

12. The natural persons owning the shares in question have been disclosed in footnotes 13, 14 and an expansion of footnote 3 to the Security Ownership table contained in our disclosure.

Corporate Headquarters • 8500 Evergreen Blvd. NW Minneapolis MN 55433

763-786-0302 • Fax 763-786-0915

A copy of a redlined version of the Schedule 14(A) filing is attached hereto for your review in order to assist you in examining the changes and additions to this document. I hope that we have adequately addressed your comments and have taken all measures necessary to allow this document to comply with all applicable regulations. If you should have any further comments or concerns, or should wish to discuss any aspect of this Schedule 14(A) filing, please do not hesitate to contact me or Sam Duffey, Esq., our General Counsel I can be reached via telephone at 201-224-0956, by email at Dmoser@Biovest.com, or via facsimile at (941) 918-2841; Sam Duffey can be contacted by phone at (941) 918-1251, by email at SSDuffey@aol.com, and by facsimile at (941) 918-2841.

Very truly yours,

/s/ David Moser
David Moser

Cc: James McNulty, CPA

Sam Duffey, Esq.

Corporate Headquarters • 8500 Evergreen Blvd. NW Minneapolis MN 55433

763-786-0302 • Fax 763-786-0915